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SECURITIES AND EXCHANGE COMMISSION
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JAN 30 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/17 (MM/DD/YY) AND ENDING 11/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T&G Private Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Ave, 15th Floor, New York, New York 10017

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP

(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T&G Private Capital LLC of January 28, 20 19, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified in New York County
My Commission Expires 12-15-2021

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T&G PRIVATE CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

November 30, 2018

PUBLIC DOCUMENT PURSUANT TO RULE 17a-5(e)(3)

T&G PRIVATE CAPITAL LLC

CONTENTS

NOVEMBER 30, 2018

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members of
T&G Private Capital LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of T&G Private Capital LLC as of November 30, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of T&G Private Capital LLC as of November 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of T&G Private Capital LLC's management. Our responsibility is to express an opinion on T&G Private Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to T&G Private Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as T&G Private Capital LLC's auditor since 2017.
New York, New York
January 28, 2019

T&G PRIVATE CAPITAL LLC
Statement of Financial Condition
November 30, 2018

ASSETS:	
Cash	$ 18,703
TOTAL ASSETS	$ 18,703
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 8,000
TOTAL LIABILITIES	8,000
Member's Equity	10,703
TOTAL MEMBER'S EQUITY	10,703
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 18,703

See accompanying notes to financial statement

Note 1 - Nature of Business and Summary of Significant Accounting Policies

T&G PRIVATE CAPITAL LLC (the "Company" or "TGPC"), a wholly owned subsidiary of Taylor & Gray LLC ("T&G"or "Parent"), was established as a Delaware limited liability company as a U.S. broker dealer. .Pursuant to a continuing membership application approved on December 21, 2017 by the Financial Industry Regulatory Authority ("FINRA"), the Company, formerly known as Hudsonfield Securities, was acquired by T&G. The acquisition was effected on January 8, 2018 as the new owners acquired all the outstanding capital shares from the former owners. TGPC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company engages in providing a platform for investment banking solutions within a fully regulatory compliant umbrella.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statement and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

T&G PRIVATE CAPITAL LLC

Notes to Financial Statement

November 30, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd)

Revenue Recognition

The Company expects to generate fee revenue by providing a platform for registered independent contractors conducting institutional investment banking services. Those fees are recognized when the service is performed. For the year ended November 30, 2018, the Company did not have any revenue.

The Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes accounting standards that currently exist under GAAP and provides a single revenue model to address revenue recognition to be applied by all companies. Under the new standard, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires companies to disclose additional information, including the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In July 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09, which is now effective for annual reporting periods beginning after December 15, 2017, and interim reporting periods therein. Therefore, Topic 606 is effective for the company for their fiscal year ending November 30, 2019. The Company has not yet selected a transition method, nor has it determined the effect of the standard on its financial statements but expects that the new standard will not have a material effect on its financial statements upon adoption due to the requirement to apply the provisions of the standard retrospectively.

Income Taxes

The Company is an LLC, and files consolidated tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. As required by ASC 740-10-30-27, the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among those members when such members issue separate financial statements. Being that Parent is an LLC, and thus a non-taxable entity, there is no current or deferred tax expense to be allocated to the Company and as a result there is no provision or liability for federal and state income taxes to be included in the financial statements

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of November 30, 2018, all prior returns are the open federal and state tax years. There were no interest or penalties recorded during the period ended November 30, 2018.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (cont'd

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation insurance and when receivables are under collateralized. There have been no losses related to these risks.

Note 2 - Net Capital Requirements

As a member of FINRA and registered with the Securities and Exchange Commission the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018 the net capital ratio was 0.7 to 1. The Company does not carry customer accounts nor accept customer funds or securities.

At November 30, 2018 the Company had net capital of $10,703 which was $5,703 in excess of its minimum net capital requirement of $5,000.

Note 3 - Income Taxes

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of November 30, 2018, no liability for unrecognized tax benefits was required to be recorded.

T&G PRIVATE CAPITAL LLC

Notes to Financial Statement

November 30, 2018

Note 4 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

There are no other material commitments or contingencies. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 5 - Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company must maintain net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $26,144 for the year ended December 31, 2018, and as a result the member of the Company made capital contributions of $30,099 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain the operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to November 30, 2018, through January 28, 2019, the date when the financial statements were issued.